From:	Morrison Warren
To:	Hallock, Houghton R.
Cc:	Jane Hong; Eric Fess; Scott Jardine; Kristi Maher; Erin Chapman
Subject:	First Trust ETFs
Date:	Thursday, April 07, 2011 5:44:11 PM

Hi Howie, per our conversation, management of the First Trust Exchange Traded Funds (the "funds") that are currently under SEC review has committed to provide the staff of the SEC with notice prior to initiating the payment by the funds of any Rule 12b-1 fees. Please feel free to contact me with any questions or comments.

Morrison
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